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                                                                     EXHIBIT 8.1


                      [LETTERHEAD OF DEWEY BALLANTINE LLP]


                               September 30, 1999

The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

Ladies and Gentlemen:

   We are acting as your special tax counsel in connection with the proposed transactions contemplated by the Agreement and Plan of Reorganization (the "reorganization agreement"), dated as of July 10, 1999, by and among Infoseek Corporation, a Delaware corporation ("Infoseek"), The Walt Disney Company, a Delaware corporation ("Disney"), and Bingo Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Disney. Unless otherwise specified, all capitalized terms used herein without definition have the meanings set forth in the reorganization agreement.

   We have examined the reorganization agreement, the Disney charter amendment, the Certificate of Designation of Series A Voting Preferred Stock ("Disney Class A Voting Preferred Stock"), the Disney Common Stock Policies, the representation letters of Disney and Infoseek, each dated today, which have been delivered to us for purposes of this opinion (the "Officer's Certificates"), and such other documents and corporate records as we have deemed necessary or appropriate for purposes of this opinion. In addition, we have assumed with your permission (i) the go.com Common Stock will be issued with the terms and conditions set forth in the Disney charter amendment, (ii) the Disney Class A Voting Preferred Stock will be issued with the terms and conditions set forth in the Certificate of Designation of Series A Voting Preferred Stock, (iii) the merger of Bingo Acquisition Corp. with and into Infoseek will be consummated in accordance with the provisions of the reorganization agreement, and (iv) the representations set forth in the Officer's Certificates are true, accurate and complete, and any representation made "to the best of the knowledge," "to the actual knowledge" or similarly qualified is, in each case, correct without such qualification. We also have assumed, with your permission, that the representations set forth in the Officer's Certificates will remain true, accurate and complete on and as of the Closing Date as if given at such time.

   The following discussion is a summary of the material U.S. federal income tax consequences of the merger, the Disney charter amendment and the issuance of go.com Common Stock. This opinion insofar as it relates to Infoseek stockholders addresses only those stockholders of Infoseek who hold their Infoseek common stock and will, after the merger, hold their go.com Common Stock as a capital asset. This opinion does not discuss all aspects of U.S. federal income taxation that may be relevant to stockholders of Disney or Infoseek in light of their particular tax circumstances, nor does it discuss any state, local, foreign or non-income tax consequences. This opinion does not address the federal income tax consequences that may be applicable to taxpayers subject to special treatment under the Internal Revenue Code of 1986, as amended, which will be referred to as the "Code" in the following discussion. For example:

  . tax-exempt entities;

  . partnerships, S corporations and other pass-through entities;

  . mutual funds;

  . small business investment companies;
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  . regulated investment companies;

  . insurance companies and other financial institutions;

  . dealers in securities;

  . traders that mark to market;

  . stockholders who hold their shares as part of a hedge, appreciated financial position, straddle or conversion transaction;

  . stockholders who acquired their shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and

  . individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities.

   This opinion is based on the Code, Treasury Department regulations, published positions of the Internal Revenue Service (which will be referred to as the "IRS" in the following discussion) and court decisions now in effect, all of which are subject to change. In particular, the U.S. Congress could enact legislation or the Treasury Department could issue regulations or other guidance, including, without limitation, regulations issued pursuant to its broad authority under Section 337(d) of the Code, affecting the treatment of stock with characteristics similar to the go.com Common Stock. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. See "--Clinton Administration Proposal" below.

   Dewey Ballantine LLP is providing this opinion to you based on the law in effect as of the date of the filing of the joint proxy statement/prospectus, regarding the material federal income tax consequences of the merger, the Disney charter amendment, and the issuance of the go.com Common Stock. This opinion is being filed with the SEC as an exhibit to the registration statement of which the joint proxy statement/prospectus forms a part. This opinion relies on assumptions, including assumptions regarding the absence of changes in existing facts, the issuance of the go.com Common Stock and Disney Class A Voting Preferred Stock in accordance with the proposed amendment to the Disney certificate of incorporation and the preferred stock certificate of designation, respectively, and the completion of the merger in accordance with the joint proxy statement/prospectus and the reorganization agreement. This opinion also relies on representations and covenants, including those contained in the certificates furnished by officers of Disney and Infoseek to Dewey Ballantine LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, for purposes of rendering their opinions. If any of these assumptions, representations or covenants are inaccurate, the conclusions contained in the opinions could be affected.

   The material federal income tax consequences of the merger, the Disney charter amendment and the issuance of the go.com Common Stock to the Infoseek stockholders, the Disney stockholders, Disney, Bingo Acquisition Corp. and Infoseek, are as follows:

Material U.S. Federal Income Tax Consequences to Infoseek Stockholders

  . The go.com Common Stock will be treated as stock of Disney for U.S.
    federal income tax purposes.

  . The merger will be treated as a reorganization described in Section
    368(a) of the Code.

  . A stockholder of Infoseek will not recognize any gain or loss upon the exchange of its Infoseek common stock solely for shares of go.com Common Stock pursuant to the merger, except with respect to any cash such stockholder receives instead of a fractional share of go.com Common Stock.

  . A stockholder of Infoseek will have an aggregate tax basis in the shares of go.com Common Stock it receives in the merger, including any fractional share of go.com Common Stock for which cash is received, equal to the aggregate tax basis of the shares of Infoseek common stock such stockholder exchanges for them.

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  . The holding period for shares of go.com Common Stock a stockholder of
    Infoseek receives pursuant to the merger will include the holding period of the shares of Infoseek common stock such stockholder exchanges for them.

  . If a stockholder of Infoseek receives cash instead of a fractional share of go.com Common Stock, such stockholder will be treated as having received the fractional share in the merger and then as having the fractional share redeemed by Disney in a distribution under Section 302 of the Code. Accordingly, a stockholder of Infoseek should generally recognize gain or loss equal to the difference, if any, between the tax basis of the fractional share and the amount of cash such stockholder receives. The gain or loss generally will be capital gain or loss and, if such stockholder is an individual, any long-term capital gain will be eligible for reduced rates of taxation if the Infoseek common stock he exchanges was held by him for more than one year.

Material U.S. Federal Income Tax Consequences to Disney Stockholders

  . Disney's stockholders will not recognize any gain or loss for U.S.
    federal income tax purposes as result of either the merger or the Disney charter amendment.

Material U.S. Federal Income Tax Consequences to Disney, Bingo Acquisition Corp. and Infoseek

  . The go.com Common Stock will be treated as stock of Disney for U.S.
    federal income tax purposes and no gain or loss will be recognized by Disney or any of its subsidiaries upon the issuance of the go.com Common Stock.

  . Neither Disney, Bingo Acquisition Corp., nor Infoseek will recognize any material income or loss for U.S. federal income tax purposes as a result of the merger.

 No IRS Ruling

   No ruling has been sought from the IRS in connection with the merger or Disney's issuance of go.com Common Stock. The IRS has announced that it will not issue any advance rulings on the classification of an instrument similar to the go.com Common Stock that has certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. In addition, there are no court decisions or other authorities that bear directly on the tax effects of the issuance and classification of stock with the features of the go.com Common Stock or, for that matter, certain other criteria unrelated to the issuance or classification of the go.com Common Stock that must be met in order for the exchange of Infoseek common stock by the stockholders of Infoseek for go.com Common Stock in the merger to qualify for tax-free treatment. Further, this tax opinion represents our best legal judgment but is not binding on the IRS or the courts. Thus, it is possible that the IRS could successfully take the position that:

  . the go.com Common Stock is stock of a separate corporation, not stock of Disney;

  . the receipt of go.com Common Stock is a taxable event to Infoseek stockholders who exchange their Infoseek common stock for shares of go.com Common Stock pursuant to the merger;

  . Disney or one or more of its subsidiaries recognized a significant taxable gain by reason of the merger or the issuance of the go.com Common Stock; and/or

  . go.com is not includable in Disney's consolidated U.S. federal income tax return, and, among other things, any dividends paid or deemed paid to Disney by go.com could be taxable to Disney, subject to any applicable dividends received deduction.

   This tax opinion does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger and the charter amendment.

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 Clinton Administration Proposal

   A recent proposal by the Clinton Administration would impose a corporate-level tax on the issuance of stock similar to the go.com Common Stock. As proposed by the Clinton Administration, this provision would be effective on the date of its enactment by Congress. If this or a similar proposal is enacted, Disney could be subject to tax on an issuance of go.com Common Stock after the date of enactment. Legislation proposed in the U.S. House of Representatives and the U.S. Senate does not contain any such proposal. We cannot predict, however, whether the Clinton Administration's proposal will be enacted by the U.S. Congress and, if enacted, whether it will be in the form proposed by the Clinton Administration.

 Limitations

   Our opinion expresses our views only as to federal income tax laws in effect as of the date hereof and is limited to the tax matters specifically covered hereby. You have not requested, and we do not express, an opinion concerning any other tax consequences of the merger, the Disney charter amendment or any other transaction. Our opinion is furnished solely for use in connection with the registration statement and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission.

 Consent

   We hereby consent to the filing of this opinion as an exhibit to the registration statement and to the references to this opinion in the joint proxy statement/prospectus under the caption "The Merger--Material Federal Income Tax Consequences." In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                          Very truly yours,

                                          DEWEY BALLANTINE LLP

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